Exhibit 99.2

iKang Announces Unaudited Financial Results for Fiscal Second Quarter Ended September 30, 2015

BEIJING, November 30, 2015 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market with a market share of 13.6% in terms of revenue in calendar year 2014, today announced its unaudited financial results for the fiscal second quarter ended September 30, 2015.

Fiscal Second Quarter ended September 30, 2015 Financial Highlights

•                  Net revenues were US$98.6 million, an increase of 23.9% year-over-year

•                  Gross profit was US$45.5 million, an increase of 8.6% year-over-year

•                  Operating income was US$16.0 million, a decline of 24.1% year-over-year

•                  Non-GAAP operating income(1) was US$16.5 million, a decline of 24.2% year-over-year

•                  Non-GAAP EBITDA was US$24.1 million, a decline of 9.8% year-over-year

•                  Net income attributable to the Company was US$11.6 million, a decline of 24.9% year-over-year

•                  Non-GAAP net income attributable to the Company(2) was US$12.1 million, a decline of 24.9% year-over-year

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.17 and US$0.17, respectively, as compared to US$0.24 and US$0.23, respectively, in the fiscal second quarter of 2014

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.18 and US$0.17, respectively, as compared to US$0.25 and US$0.24, respectively, in the fiscal second quarter of 2014

Fiscal Six Months ended September 30, 2015 Financial Highlights

•                  Net revenues were US$184.9 million, an increase of 32.3% year-over-year

•                  Gross profit was US$87.6 million, an increase of 23.5% year-over-year

•                  Operating income was US$30.4 million, an increase of 13.8% year-over-year

•                  Non-GAAP operating income(1) was US$31.4 million, a decline of 8.6% year-over-year

•                  Non-GAAP EBITDA was US$45.8 million, an increase of 6.5% year-over-year

•                  Net income attributable to the Company was US$22.3 million, an increase of 27.8% year-over-year

•                  Non-GAAP net income attributable to the Company(2) was US$23.3 million, a decline of 7.2% year-over-year

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.32 and US$0.32, respectively, as compared to US$0.27 and US$0.26, respectively, in the fiscal six months of 2014

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.34 and US$0.33, respectively, as compared to US$0.39 and US$0.37, respectively, in the fiscal six months of 2014

(1)         Non-GAAP operating income is defined as income from operations excluding share-based compensation expenses.  For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(2)         Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses.

(3)         Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by weighted average number of basic and diluted ADS.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results. “I am pleased with our performance with an increase in total net revenue by 32.3% year-over-year for Fiscal six months ended September 30, 2015.  The Company’s performance was fully in line with our expectations.

“We have made great strides in executing on our strategic objectives to expand into new areas of growth and strengthen our capabilities as the prime mover in China’s fast moving private preventive healthcare services market. iKang acquired three high quality former Ciming franchisees in August that serves to consolidate our nationwide network of medical centres, and we will continue to augment our coverage with strategic high-end, high quality centres. We have also continued our investment for the future of iKang by expediting our expansion in the mobile healthcare space.”

Mr. Zhang concluded, “At a time when our strategic initiatives are bearing fruit and new niche services are underway, our greater focus on the increased integration of our newly acquired centres will enable us to further enhance our business line. We remain unwavering in our commitment to focus on growing our network, executing on our transformation strategies and building our business for the long run.”

FISCAL SECOND QUARTER ENDED SEPTEMBER 30, 2015 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal second quarter were US$98.6 million, representing a 23.9% increase from US$79.6 million in the same period in the last fiscal year. On a constant dollar basis, the growth would be 26.7%.  As of September 30, 2015, the number of self-owned medical centers totalled 77 compared to 50 as of September 30, 2014. In the quarter, the Company served approximately a total of 1,245,000 customer visits under both corporate and individual programs, representing an increase of 27.4% over the fiscal second quarter of 2014.

The table below sets forth a breakdown of net revenues:

(US$ million)	2nd Fiscal Quarter Ended September 30, 2015	2nd Fiscal Quarter Ended September 30, 2014	YoY % Change
Medical Examinations	83.6	68.3	22.4%
Disease Screening	7.0	5.3	33.5%
Dental Services	1.6	0.7	109.8%
Other Services	6.4	5.3	20.8%
Total	98.6	79.6	23.9%

Medical Examinations: Net revenues for the quarter were US$83.6 million, representing a 22.4% increase from US$68.3 million in the same period of last fiscal year.

Disease Screening: Net revenues for the quarter were US$7.0 million, representing a 33.5% increase from US$5.3 million in the same period of last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$1.6 million, representing a 109.8% increase from US$0.7 million in the same period in the last fiscal year.

Other Services: Net revenues for the quarter were US$6.4 million, representing a 20.8% increase from US$5.3 million in the same period in the last fiscal year, which was mainly due to the incremental revenue contribution from outpatient services, medical consultancy services and packaged medical services.

Cost of Revenues

Cost of revenues for the quarter was US$53.2 million, representing a 40.9% increase from US$37.7 million in the same period in the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$45.5 million, representing an 8.6% increase from US$41.9 million in the same period in the last fiscal year. Gross margin for the quarter was 46.1%, as compared to 52.6% in the second quarter of fiscal 2014.  Gross margin was diluted mainly due to the additions of newly acquired medical centers which has lower gross margin as they were still in the ramping up period.

Operating Expenses

Total operating expenses for the quarter were US$29.5 million, representing a 41.6% increase from US$20.8 million in the same period in the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$14.5 million, accounting for 14.7% of total net revenues as compared to 12.0% in the same period in the last fiscal year. The increase in the selling and marketing expenses was mainly due to the expansion of sales and marketing team and the increase in our investment in brand building to further upgrade our high-quality image.

General and administrative expenses

General and administrative expenses for the quarter were US$14.1 million, accounting for 14.3% of total net revenues as compared to 13.8% in the same period in the last fiscal year.

Research and development expenses

Research and development expenses for the quarter were US$961,000, accounting for 1.0% of total net revenues as compared to 0.4% in the same period in the last fiscal year.

Income from Operations

Income from operations for the quarter was US$16.0 million, representing a 24.1% decrease from US$21.1 million in the same period in the last fiscal year. Excluding share-based compensation of US$489,000 for this quarter and US$649,000 for the same quarter last year, non-GAAP income from operations for the quarter was US$16.5 million as compared to US$21.7 million, which reflected a decline of 24.2%.

Net Income

Net income attributable to the Company for the quarter was US$11.6 million, representing a decrease of 24.9% from US$15.5 million for the same period in the last fiscal year.

Non-GAAP net income for the quarter was US$12.1 million, representing a decline of 24.9% from US$16.1 million for the same period in fiscal 2014.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.17 and US$0.17, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.24 and US$0.23, respectively, in the same quarter of fiscal 2014.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.18 and US$0.17, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.25 and US$0.24, respectively, in the same quarter of fiscal 2014.

FISCAL SIX MONTHS ENDED SEPTEMBER 30, 2015 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal six months were US$184.9 million, representing a 32.3% increase from US$139.8 million in the same period in the last fiscal year. On a constant dollar basis, the growth would be 33.7%. From the beginning of year, we have in total added 19 new medical centers, in which 18 were acquired.  During this period, the Company served approximately a total of 2,281,000 customer visits under both corporate and individual programs, representing an increase of 29.1% over the fiscal six months of 2014.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Six Months Ended September 30, 2015	Fiscal Six Months Ended September 30, 2014	YoY % Change
Medical Examinations	155.6	119.8	29.9%
Disease Screening	12.5	9.5	32.6%
Dental Services	3.1	1.3	132.5%
Other Services	13.7	9.2	48.8%
Total	184.9	139.8	32.3%

Medical Examinations: Net revenues for the period were US$155.6 million, representing a 29.9% increase from US$119.8 million in the same period of last fiscal year. The strong performance was primarily due to an increase of 31.5% in the number of customer visits for medical examinations during the period while the blended average selling price remained stable around RMB450.

Disease Screening: Net revenues for the period were US$12.5 million, representing a 32.6% increase from US$9.5 million in the same period of last fiscal year.

Dental Services: Net revenues for the period were US$3.1 million, representing a 132.5% increase from US$1.3 million in the same period in the last fiscal year.

Other Services: Net revenues for the period were US$13.7 million, representing a 48.8% increase from US$9.2 million in the same period in the last fiscal year.

Cost of Revenues

Cost of revenues for the period was US$97.3 million, representing a 41.4% increase from US$68.8 million in the same period in the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the period was US$87.6 million, representing a 23.5% increase from US$71.0 million in the same period in the last fiscal year. Gross margin for the quarter was 47.4%, as compared to 50.8% in the same period of fiscal 2014.  Gross margin was diluted mainly due to the additions of newly acquired medical centers which has lower gross margin as they were still in the ramping up period.

Operating Expenses

Total operating expenses for the period were US$57.2 million, representing a 29.3% increase from US$44.3 million in the same period in the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the period were US$28.5 million, accounting for 15.4% of total net revenues as compared to 11.8% in the same period in the last fiscal year. The increase in the selling and marketing expenses was mainly due to the expansion of sales and marketing team and the increase in our investment in brand building to further upgrade our high-quality image.

General and administrative expenses

General and administrative expenses for the period were US$27.1 million, accounting for 14.6% of total net revenues as compared to 19.5% in the same period in the last fiscal year. Excluding share-based compensation of US$981,000 for this period and US$7,625,000 for the same period last year, non-GAAP general and administrative expenses for the period would be US$26.1 million as compared to US$19.6 million in the same period in the last fiscal year, which reflected an increase of 32.9%.

Research and development expenses

Research and development expenses for the period were US$1.7 million, accounting for 0.9% of total net revenues as compared to 0.4% in the same period in the last fiscal year.

Income from Operations

Income from operations for the period was US$30.4 million, representing a 13.8% increase from US$26.7 million in the same period in the last fiscal year. Excluding share-based compensation of US$981,000 for this period and US$7,625,000 for the same period last year, non-GAAP income from operations for the period was US31.4 million as compared to US$34.3 million, which reflected a decline of 8.6%.

Net Income

Net income attributable to the Company for the period was US$22.3 million, representing an increase of 27.8% from US$17.4 million for the same period in the last fiscal year.

Non-GAAP net income for the period was US$23.3 million, representing a decline of 7.2% from US$25.1 million for the same period in fiscal 2014.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.32 and US$0.32, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.27 and US$0.26, respectively, in the same period of fiscal 2014.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.34 and US$0.33, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.39 and US$0.37, respectively, in the same period of fiscal 2014.

Cash and Working Capital

As of September 30, 2015, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$98.4 million, as compared to US$113.0 million as of June 30, 2015.

The net working capital was totaled US$74.9 million as of September 30, 2015, with current assets of totaled US$254.1 million and current liabilities of totaled US$179.1 million, compared to net working capital of US$76.4 million as of June 30, 2015.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (9:00 pm Beijing/Hong Kong Time) on December 1, 2015, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-200-539
Hong Kong:	800-905-927
United States:	1855-298-3404
International:	+65-6823-2299
Passcode:	2883872

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	4001-842-240
Hong Kong:	800-966-697
United States:	1866-846-0868
International:	+61-2-9641-7900
Replay Passcode:	2883872
Replay End Date:	December 14, 2015

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.  For the first six months ended September 30, 2015, the Company served a total of 2,281,000 customer visits.

As of November 30, 2015, iKang’s nationwide network consisted of  80 (1) self-owned medical centers covering  22  of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 80 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang.ir@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	September 30,
	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	$97,336	$60,774
Restricted cash	54,417	32,299
Term deposit	14,621	5,289
Accounts receivable, net of allowance for doubtful accounts of $8,055 and $9,806 as of March 31, 2015 and September 30, 2015, respectively	59,650	99,946
Inventories	2,661	3,277
Deferred tax assets-current	5,949	5,643
Prepaid expenses and other current assets	44,031	46,858

Total current assets	$278,665	$254,086

Property and equipment, net	$105,022	$123,840
Acquired intangible assets, net	30,634	37,714
Goodwill	72,101	102,864
Long-term investment	129	20,550
Deferred tax assets-non-current	2,212	3,529
Rental deposit and other non-current assets	10,238	11,861

TOTAL ASSETS	$499,001	$554,444

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $19,530 and $29,681 of March 31, 2015 and September 30, 2015, respectively)	$23,526	$34,281
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $30,631 and $30,909 of March 31, 2015 and September 30, 2015, respectively)	36,790	36,286
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $6,254 and $7,443 of March 31, 2015 and September 30, 2015, respectively)	7,539	10,994
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $31,786 and $47,313 of March 31, 2015 and September 30, 2015, respectively)	38,457	52,849
Deferred government subsidy-current (including deferred government subsidy-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $63 and $15 of March 31, 2015 and September 30, 2015, respectively)	63	15
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $56,772 and $44,699 of March 31, 2015 and September 30, 2015, respectively)	56,772	44,699

Total current liabilities	$163,147	$179,124

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	September 30,
	2015	2015
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $6,670 and $9,533 of March 31, 2015 and September 30, 2015, respectively)	$7,506	$9,896

TOTAL LIABILITIES	$170,653	$189,020

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	$319,130	$349,083
Non-controlling interests	$9,218	$16,341

TOTAL EQUITY	$328,348	$365,424

TOTAL LIABILITIES AND EQUITY	$499,001	$554,444

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three- month periods		Six- month periods
	ended September 30		ended September 30
	2014	2015	2014	2015

Net revenues	$79,627	$98,642	$139,791	$184,939
Cost of revenues	37,722	53,152	68,817	97,304
Gross profit	$41,905	$45,490	$70,974	$87,635

Operating expenses:
Selling and marketing expenses	$9,566	$14,453	$16,490	$28,484
General and administrative expenses	10,983	14,101	27,254	27,068
Research and development expenses	297	961	521	1,678
Total operating expenses	$20,846	$29,515	$44,265	$57,230

Income from operations	$21,059	$15,975	$26,709	$30,405
Loss from forward contracts	—	—	(8)	—
Interest expense	859	393	1,313	789
Interest income	283	108	348	294
Other income	883	—	883	—
Income before income tax expenses and gain from equity method investment	$21,366	$15,690	$26,619	$29,910
Income tax expenses	5,679	4,174	9,328	7,957
Gain from equity method investment	—	—	521	—
Net income	$15,687	$11,516	$17,812	$21,953
Less: Net income/(loss) attributable to non-controlling interest	200	(107)	378	(332)
Net income attributable to iKang Healthcare Group, Inc.	$15,487	$11,623	$17,434	$22,285
Deemed dividend to preferred shareholders	—	—	100	—
Undistributed earnings allocated to preferred shareholders	—	—	201	—
Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$15,487	$11,623	$17,133	$22,285

Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.47	$0.34	$0.54	$0.65
Diluted	$0.45	$0.33	$0.52	$0.63

Net income per ADS (one common share equals to two ADSs)
Basic	$0.24	$0.17	$0.27	$0.32
Diluted	$0.23	$0.17	$0.26	$0.32

Weighted average shares used in calculating net income per common share
Basic	32,752,409	34,361,539	31,493,935	34,361,539
Diluted	34,186,773	35,218,237	32,807,038	35,231,324

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three- month periods		Six- month periods
	ended September 30		ended September 30
	2014	2015	2014	2015
Income from operations	$21,059	$15,975	$26,709	$30,405
Add:
Share-based compensation expenses	649	489	7,625	981
Non-GAAP operating income	$21,708	$16,464	$34,334	$31,386

Net income attributable to iKang Healthcare Group, Inc.	$15,487	$11,623	$17,434	$22,285
Add:
Share-based compensation expenses	649	489	7,625	981
Non-GAAP net income	$16,136	$12,112	$25,059	$23,266

Income from operations	$21,059	$15,975	$26,709	$30,405
Add:
Depreciation and amortization	4,976	7,618	8,654	14,394
Share-based compensation expenses	649	489	7,625	981
Non-GAAP EBITDA	$26,684	$24,082	$42,988	$45,780

Non-GAAP net income attributable to preferred shareholders of iKang Healthcare Group, Inc.	$—	$—	$698	$—

Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$16,136	$12,112	$24,361	$23,266

Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.49	$0.35	$0.77	$0.68
Diluted	$0.47	$0.34	$0.74	$0.66

Non-GAAP net income per ADS (one common share equals to two ADSs)
Basic	$0.25	$0.18	$0.39	$0.34
Diluted	$0.24	$0.17	$0.37	$0.33